

April 27, 2022

Tal Keinan
Chief Executive Officer
Sky Harbour Group Corporation
136 Tower Road, Suite 205
Westchester County Airport
White Plains, NY 10604

      Re: Sky Harbour Group Corporation
         Amendment No. 1 to Registration Statement on Form S-1
         Filed April 22, 2022
         File No. 333-263905

Dear Mr. Keinan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 15, 2022 letter.

Form S-1/A filed April 22, 2022

Risk Factors, page 7

1. We note the risk factor you have included in response to our prior comment 4. We also note the significant number of shares underlying the public warrants in relation to the number of shares you currently have outstanding, and in comparison to the number of shares underlying the private warrants. Please include additional risk factor disclosure that sales of a substantial amount of Class A common stock in the public markets by existing securityholders, including holders of private and public warrants, may cause the price of your Class A common stock to decline.

MD&A, page 61

2. We note your disclosure that you "expect to generate non-operating income in the form of interest income on cash and marketable securities held after the IPO." Please update this statement given that the initial public offering was completed in October 2020.

Selling Securityholder, page 97

3. Please revise this information to include disclosure, consistent with the prospectus cover page, that the registration statement also includes resales by the selling securityholder of shares of common stock received upon its exercise of private warrants.

You may contact Isabel Rivera at 202-551-3518 or Pam Long at 202-551-3765 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Owen